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SEC Mail Processing
Received
FEB 28 2018
WASH, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65962

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CEA Atlantic Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 E. Kennedy Blvd., Suite 3300
(No. and Street)

Tampa (City) Florida (State) 33602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad A. Gordon (813) 226-8844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Accell Audit and Compliance, PA
(Name – *if individual, state last, first, middle name*)

4806 West Gandy Blvd. (Address) Tampa (City), Florida (State) 33611 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

E.B.

OATH OR AFFIRMATION

I, Brad Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CEA Atlantic Advisors, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLARE PANKOK
Notary Public – State of Florida
Commission # GG 161801
My Comm. Expires Nov 20, 2021
Bonded through National Notary Assn.

Clare Pankok
Notary Public

[signature]
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- [x] (e) Statement of ~~Changes in Stockholders' Equity or Partners' or Sole Proprietors'~~ Capital. Member's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CEA Atlantic Advisors, LLC

Financial Statements and
Supplementary Information
December 31, 2017

CEA Atlantic Advisors, LLC

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of CEA Atlantic Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CEA Atlantic Advisors, LLC as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CEA Atlantic Advisors, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CEA Atlantic Advisors, LLC's management. Our responsibility is to express an opinion on CEA Atlantic Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CEA Atlantic Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation For Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3, ("the supplemental information") has been subjected to audit procedures performed in conjunction with the audit of CEA Atlantic Advisors, LLC's financial statements. The supplemental information is the responsibility of CEA Atlantic Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Accell Audit & Compliance, PA

We have served as CEA Atlantic Advisors, LLC's auditor since 2014.

Tampa, FL

February 23, 2018

CEA Atlantic Advisors, LLC

Statement of Financial Condition

		December 31, 2017
Assets		
Cash and cash equivalents	$	307,155
Accounts receivable, net		96,000
Accounts receivable, related party, net		0
Deposit		340
Total assets	$	403,495
Liabilities		
Accounts payable and accrued expenses	$	56,688
Member's Equity		
Member's capital, a membership unit issued & outstanding		1,000
Retained member's earnings		345,807
Total member's equity		346,807
Total liabilities and member's equity	$	403,495

See report of independent registered public accounting firm and notes to the financial statements.

CEA Atlantic Advisors, LLC

Statement of Income

	For the year ended December 31, 2017
Revenues	
Investment banking	$ 177,500
Total revenues	177,500
Operating Expenses	
Commissions	88,000
Rent, office and occupancy	108,000
Bad debt expense	416,000
Other administrative and operating expenses	19,558
Professional fees	104,063
Total operating expenses	735,621
Net Loss	$ (558,121)

See report of independent registered public accounting firm and notes to the financial statements.

CEA Atlantic Advisors, LLC

Statement of Member's Equity

	For the year ended December 31, 2017
Balance, December 31, 2016	$ 1,404,928
Net loss	(558,121)
Distribution to member	(500,000)
Balance, December 31, 2017	$ 346,807

See report of independent registered public accounting firm and notes to the financial statements.

CEA Atlantic Advisors, LLC

Statement of Cash Flows

	For the year ended December 31, 2017
Cash Flows from Operating Activities	
Net loss	$ (558,121)
Adjustments to reconcile net income to net cash provided by operating activities:	
Allowance for bad debt	416,000
Changes in operating assets and liabilities:	
Decrease in accounts receivable	390,000
Decrease in deposits	850
Decrease in accounts payable and accrued expenses	(166,459)
Net cash provided by operating activities	82,270
Cash Flows from Financing Activities	
Distributions to member	(500,000)
Net cash used in financing activities	(500,000)
Net decrease in cash and cash equivalents	(417,730)
Cash and cash equivalents at beginning of the period	724,885
Cash and cash equivalents at end of the period	$ 307,155

See report of independent registered public accounting firm and notes to the financial statements.

1. Nature of Business:

CEA Atlantic Advisors, LLC (the "Company") is a limited liability company organized on September 3, 2002 pursuant to the Delaware Limited Liability Company Law, whose sole member is CEA Group, LLC ("CEA"). The Company is ultimately owned and controlled by the J. Patrick Michaels, Jr. Family Trust (the "Trust") of which J. Patrick Michaels, Jr. is the sole trustee and has beneficial ownership interest. The Company provides investment banking and consulting services.

During September 2003, the Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD").

2. Summary of Significant Accounting Policies:

Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable consists primarily of commissions receivable which arise in the normal course of business. Accounts receivable are stated at cost less an allowance for doubtful accounts. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. At December 31, 2017, the Company determines that an estimated $1,562,500 of receivables may not be collectible and that an allowance for doubtful accounts was recorded as of December 31, 2017.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk are cash, and accounts receivable.

The Company places its cash on deposit with financial institutions in the United States. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At times, balances held by the bank may exceed the FDIC limit.

Receivables past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of client.

Revenue Recognition

Investment banking revenues are recognized at the time the related transactions are completed. Any warrants received in connection with investment banking transactions are recorded at estimated fair value. Consulting revenues are recognized as the services are provided.

Income Taxes

The Company is a limited liability corporation with a single member. Under U.S. Federal tax law, the Company is accounted for as a division of its member and does not file a separate tax return. Furthermore, the Company's single member is treated as a partnership under U.S. Federal tax law. Because partnerships are not subject to income taxes under U.S. Federal tax law, the Company (as a division of its single member) likewise is not subject to income taxes. Accordingly, the accompanying financial statements include no provision for income tax.

The Company has adopted Accounting Standards Codification ("ASC") Topic 740, "Income Taxes". A component of this standard prescribes a recognition and measurement threshold for uncertain tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no impact on the Company's financial position or results of operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with uncertain tax position as a component of income tax expense, and none were recognized as there was no impact on the Company's financial positions as a result of the application of this standard. The tax returns for the Company's single member are open to examination by taxing authorities generally for three years after the filing of the tax return.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the accompanying statement of financial condition at their carrying value, which approximate their fair values.

New Accounting Pronouncements

In May 2014, ASU No. 2014-09, "*Revenue from Contracts with Customers*" ("ASU 2014-09") was issued. The amendments in ASU 2014-09 affect any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in ASC 605, "*Revenue Recognition*," and most industry-specific guidance.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to the performance obligations in the contract.
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

ASU 2014-09 is effective for annual reporting periods after December 15, 2017 including interim periods within that reporting period.

Our company will adopt this new standard effective for the calendar year 2018. Our firm shall disclose qualitative and quantitative information on all of the following in regard to our contract with a customer.

a. Revenue recognized from contracts with customers.
b. Any impairment losses recognized on any receivables or contract assets arising from the firm's contracts with customers.
c. The opening and closing balances of receivables, contract assets, and contract liabilities from contracts with customers.
d. Revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period.
e. Revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods.
f. Significant changes in the contract asset or liability balances during the reporting period.
g. Performance obligation in contracts with customers

At this time, it is not known nor can it be reasonably estimated what the impact of this standard's adoption will have on our firm. Our firm believes the effect on our current accounting policies will be immaterial as our current accounting for revenue from our customer contracts does not materially differ from the new standard.

3. Regulatory Requirements:

The Company is subject to SEC uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis. At December 31, 2017, the Company had net capital, as defined, of $250,467, which was $245,467 in excess of its required net capital of $5,000. At December 31, 2017, the Company's ratio of aggregate indebtedness to net capital, as defined, was 22.63 to 1.

4. Related Party Transactions:

The Company paid $9,000 per month to an affiliate entity under common ownership for administrative services, which is reflected as rent, office and occupancy in the accompanying statement of income. For the year ended December 31, 2017, $108,000 was paid to this affiliate for such administrative services.

As of December 31, 2017, the accounts receivable balance of $62,500 consisted of the uncollected portion of the commission earned for assistance in raising equity for an entity where the majority owner is an affiliated entity of the Company.

5. Subsequent Events:

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 23, 2018, the date which financial statements were issued.

CEA Atlantic Advisors, LLC

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

	Per Audited Financial Statements
Computation of net capital:	
Member's equity	$ 346,807
Less nonallowable assets:	
Accounts receivable	96.000
Deposit	340
Net capital	$ 250,467
Computation of aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 56,688
Computation of basic net capital requirements:	
Minimum net capital required – 6 2/3% of aggregate indebtedness	$ 3,779
Minimum net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Net capital in excess of requirement	245,467
Net capital	$ 250,467
Ratio of aggregate indebtedness to net capital	22.63

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 dated January 11, 2018 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

See report of independent registered public accounting firm and notes to the financial statements.

CEA Atlantic Advisors, LLC

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(i) of the Rule.

See report of independent registered public accounting firm and notes to the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CEA Atlantic Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for fiscal year 2017, in which (1) CEA Atlantic Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provision"), and (2) CEA Atlantic Advisors, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Accell Audit & Compliance, PA

Tampa, Florida
February 23, 2018

Exemption Report

To the SEC
Washington DC

As of and for the entire year ended December 31, 2017, CEA Atlantic Advisors, LLC (the "Company") claimed reporting exemption provision 15c-3-3(k)(2)(i).

The Company was in compliance with this exemption for the entire year of December 31, 2017.

February 23, 2018
Tampa, Florida